

September 7, 2012

<u>Via Email</u>
Scott J. McKim
Vice President
Huntington Funding, LLC
Huntington Center
41 South High Street
Columbus, Ohio 43287

    Re: Huntington Funding, LLC
             Form S-3
             Filed August 22, 2012
             File No. 333-183479

Dear Mr. McKim:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Repurchase History, page S-32

1. We note that in the footnote to the table found on page S-89 you refer to "the most recent Form ABS-15G filed by the depositor and the CIK number of the depositor." You state in Form ABS-15G, filed on May 14, 2012, that you "have attempted to gather information required by this form ABS-15G and Rule 15Ga-1, among other things…." Further, you indicate that you cannot be certain that you have obtained "all applicable Reporting Information" for "among other things" specified reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that you can acquire without unreasonable effort or expense. Please revise the footnote to clearly indicate that you have provided 1) the information that you do possess or can acquire without unreasonable effort or expense and 2) a statement that fully explains why

the omitted information would require unreasonable effort or expense. Refer to Rule 15Ga-1(a)(2) and Securities Act Rule 409.

Certificates

2. We note that you are registering certificates under the pending registration statement. In light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

Base Prospectus

Overview of the Information in this Prospectus and the Applicable Prospectus Supplement, page i

3. We note that on page i of the Base Prospectus you state that "the credit ratings for each class of securities" will be included in the prospectus supplement. Please be aware that such disclosure at the time of takedown in the prospectus would require inclusion, at the time of takedown, of the rating agency's consent to be named as an expert. Refer to Section 939G of the Dodd-Frank Act and the staff no-action letter, Ford Motor Credit Company LLC (November 23, 2010).

Ratings of the Securities, page 70

4. We note that on page 70 of the Base Prospectus, you refer to the amendments adopted by the SEC on July 26, 2011 which remove credit ratings as eligibility criteria for the public registration of certain securities offerings. However, asset-backed securities were carved out of such amendments, and accordingly, issuers of asset-backed securities should still look to General Instruction I.B.5 for their offerings. Refer to Section II.B. of Release No. 33-9245 (*Technical Amendment to General Instruction I.B.5. of Form S-3*). Accordingly, please remove the references to the amendments adopted by the SEC on July 26, 2011 which do not apply to issuers of asset-backed securities.

Item 17. Undertakings, page 79

5. We note your paragraph (g) in which you undertake that the information provided in response to Item 1105 of Regulation AB through a specified Internet Web site in the prospectus is deemed to be a part of the prospectus in the prospectus in the registration statement. Item 312 of Regulation S-T, which permitted issuers to provide static pool information through a Web site, was a temporary accommodation that expired on June 30, 2012. Please delete the paragraph (g) undertaking given the expiration of Item 312 of Regulation S-T and any other statement in the registration statement of the provision of static pool information through a Web site.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

                            Sincerely,

                            /s/ Katherine Hsu

                            Katherine Hsu
                            Office Chief

CC: Anthony R.G. Nolan
     K&L Gates LLP